Exhibit 4.2

SHAREHOLDERS AGREEMENT

by and among

MR. ERNEST LOUMAYE, domiciled at [*]

(“Ernest Loumaye”)

FUND SOFINNOVA CAPITAL VII (SCVII), a French venture capital fund represented by its management company, Sofinnova Partners SAS, a company organized under the laws of France, having its registered office at Immeuble Le Centorial, 16-18 rue du 4 Septembre, 75002 Paris, France

(“Sofinnova Partners”)

SOFINNOVA VENTURE PARTNERS VIII, L.P., a Delaware limited partnership represented by its management company, Sofinnova Management VIII, L.L.C., a Delaware limited liability company, each having its principal office at 3000 Sand Hill Road, 4-250 Menlo Park, CA 94025, USA

(“Sofinnova Ventures”)

NOVO A/S, a public limited liability company established under the laws of Denmark with CVR no. 24 25 76 30 in the Danish Business Register and having its registered address at Tuborg Havnevej 19, 2900 Hellerup, Denmark

(“Novo”)

ARES TRADING SA, a company organized under the laws of Switzerland, having its registered seat in Aubonne, Switzerland

(“Ares Trading”)

(Ernest Loumaye, Sofinnova Partners, Sofinnova Ventures, Novo and Ares Trading are collectively referred to as the “Series A Investors”)

and

HBM Healthcare Investments (Cayman) Ltd., with registered office at Governor’s Square, Suite 4-212-2, 23 Lime Tree Bay Avenue, West Bay, Grand Cayman, Cayman Islands.

(“HBM”)

New Enterprise Associates 15, L.P., a Delaware limited partnership represented by its general partner, NEA Partners 15, L.P., a Delaware limited partnership further represented by its general partner, NEA 15 GP, LLC, with offices at c/o New Enterprise Associates, Inc., 1954 Greenspring Drive, Suite 600, Timonium, MD 21093, USA.

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(“NEA”)

OrbiMed Private Investments V, LP, a Delaware limited partnership, represented by its general partner OrbiMed Capital GP V LLC, a Delaware limited liability company, itself represented by its managing member OrbiMed Advisors LLC, a Delaware limited liability company, each having its registered office at c/o Corporation Service Company, 27111 Centerville Road, Suite 400, Wilmington, County of New Castle, Delaware 19808, USA.

(“Orbimed”)

(collectively the “Lead Series B Investors”)

Rock Springs Capital Master Fund LP, with registered office at 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands, represented by its general partner, Rock Springs GP LLC a Delaware limited liability company having its office at 650 South Exeter St., Suite 1070, Baltimore, MD, 21202, United States.

(“Rock Springs”)

(the Lead Series B Investors and Rock Springs are collectively referred to as the “New Investors”)

(the Series A Investors and the New Investors are collectively referred to as the “Series B Investors”)

and

MR. ANDRE CHOLLET, domiciled at [*]

(“André Chollet”)

and

OBSEVA SA, a company organized under the laws of Switzerland, having its registered office at 12, chemin des Aulx, 1228 Plan-les-Ouates, Switzerland

(the “Company”)

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Table of Contents

1	Definitions	4

2	Conditions precedent	10

3	Scope	10

4	Mission and Objective	11

5	Organization and Management	11

6	Restrictions on Transfer	18

7	Preemptive Rights	19

8	Right of First Refusal	20

9	Drag-Along Right	23

10	Tag-Along Right	24

11	Rights, Preferences and Privileges of the Preferred Shares	25

12	Conversion	27

13	Preferred Shareholders’ Anti-Dilution	28

14	Mr. Ernest Loumaye’s Anti-Dilution	29

15	Equity Incentive Plan	31

16	Initial Public Offering	32

17	Non-Compete	33

18	Intellectual Property	34

19	Bad Leaver / Good Leaver	34

20	Call Option	36

21	New Shareholder	36

22	Representations and Warranties	36

23	Confidentiality	37

24	Miscellaneous	38

25	Governing Law and Jurisdiction	39

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Preamble

WHEREAS, the Company is a Swiss corporation (société anonyme) registered with the commercial register of the Canton of Geneva under the federal number no CHE-253.914.856;

WHEREAS, on August 28, 2013, the Series A Investors subscribed 592’829 Preferred A Shares in the share capital of the Company;

WHEREAS, on the date hereof, the Series B Investors and ObsEva have entered into an investment agreement pursuant to which the Series B Investors shall, inter alia, subscribe shares in the share capital of the Company to be issued pursuant to a share capital increase as specified in such investment agreement and in the capitalization table attached as Schedule A to such investment agreement (the “Capitalization Table”);

WHEREAS, as a result thereof, upon Closing (as defined below), the Parties (other than the Company) shall together own 100% of the outstanding Shares of the Company;

WHEREAS, the Shareholders (as defined below) wish to set forth herein their agreements with respect to the operation and management of the Company and their respective rights and obligations as shareholders of the Company, to provide reasonable restrictions upon the transfer of shares in the Company and to agree to vote their shares in accordance with the provisions of this Agreement.

Now, therefore, the Parties hereby agree as follows:

1	DEFINITIONS

1.1	In addition to the terms defined above, the following terms shall have the following meanings for all purposes of this Agreement (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

1.1.1	“Affiliate” shall mean, with respect to any person or entity, any other person or entity directly or indirectly controlling, controlled by or under common control with, such person or entity.

1.1.2	“Agreement” shall mean this Shareholders Agreement together with the Schedules.

1.1.3	“Appraiser” shall have the meaning set forth in Article 19.3.

1.1.4	“Anti-dilution Shares A” shall have the meaning set forth in Article 13.1.

1.1.5	“Anti-dilution Shares B” shall have the meaning set forth in Article 13.6.

1.1.6	“Articles of Incorporation” shall mean the Articles of Incorporation of the Company attached hereto as Exhibit 1, as amended from time to time.

1.1.7	“Audit Committee” shall have the meaning set forth in Article 5.2.8(i).

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1.1.8	“Auditors” shall mean the statutory auditors of the Company.

1.1.9	“Average Subscription Price A” shall mean with respect to any Preferred A Shareholder at any given point in time the result of dividing (a) the sum of (i) the subscription price paid for any Preferred A Shares and (ii) any further contribution or partial further contribution paid to the Company by such Preferred A Shareholder within the meaning of the Series A Investment Agreement dated 28 August 2013 and (iii) the subscription price paid for any Anti-Dilution Shares A by such Preferred A Shareholder and (iv) the subscription price paid for any subsequent issuance of Preferred A Shares by such Preferred A Shareholder (excluding Anti-Dilution Shares A) by (b) the aggregate number of Preferred A Shares held by such Preferred A Shareholder at such given point in time.

1.1.10	“Average Subscription Price B” shall mean with respect to any Preferred B Shareholder at any given point in time the result of dividing (a) the sum of (i) the subscription price paid for any Preferred B Shares and (ii) the subscription price paid for any Anti-Dilution Shares B by such Preferred B Shareholder and (iii) the subscription price paid for any subsequent issuance of Preferred B Shares by such Preferred B Shareholder (excluding Anti-Dilution Shares B) by (b) the aggregate number of Preferred B Shares held by such Preferred B Shareholder at such given point in time.

1.1.11	“Beneficiary” shall have the meaning set forth in Article 15.1.

1.1.12	“Board of Directors” shall mean the board of directors of the Company.

1.1.13	“Budget” shall mean the Company’s budget prepared by the Management and approved by the Series B Investors during their due diligence before Closing.

1.1.14	“Business Day” shall mean any day upon which banks are open in Geneva, Switzerland.

1.1.15	“Call Option” shall have the meaning set forth in Article 19.1 and 20.1.

1.1.16	“Capitalization Table” shall have the meaning set forth in the preamble to this Agreement.

1.1.17	“Cause” shall mean a justified cause (justes motifs) in the sense of Article 337 CO as applied from time to time by the Swiss Federal Supreme Court; in no event, a release from an obligation to work shall be deemed as a justified cause for termination.

1.1.18	“Chairperson” shall mean the chairperson of the Board of Directors.

1.1.19	“Closing” shall mean the closing of the transactions contemplated by the Investment Agreement.

1.1.20	“Closing Date” shall mean the day on which Closing occurs.

1.1.21	“CO” shall mean the Swiss Federal Code of Obligations.

1.1.22	“Common Shareholders” shall mean the holders of Common Shares, as well as their successors and permitted assigns.

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1.1.23	“Common Shares” shall mean the ordinary registered Shares in the Company, as well as any and all future ordinary registered Shares having the same rights, preferences and privileges.

1.1.24	“Compensation Committee” shall have the meaning set forth in Article 5.2.8(h).

1.1.25	“Competitive Field” shall have the meaning set forth in Article 17.1(a).

1.1.26	“Control” shall mean, with respect to any person or entity, the possession directly or indirectly of the power to direct or cause the direction of the management and policies of such person or entity whether through ownership of voting securities, by contract or otherwise; “controlling”, “controlled by” and “under common control with” shall be construed accordingly.

1.1.27	“Controlling Interest” shall mean any interest in Shares conferring at the time in question in the aggregate 50 per cent or more of the voting rights.

1.1.28	“Deemed Liquidation” shall have the meaning set forth in Article 11.2.1.

1.1.29	“Deemed Liquidation Preference A Amount” shall have the meaning set forth in Article 11.2.1.

1.1.30	“Deemed Liquidation Preference B Amount” shall have the meaning set forth in Article 11.2.1.

1.1.31	“Director” shall mean a member of the Board of Directors from time to time.

1.1.32	“Down-Round A” shall have the meaning set forth in Article 13.1.

1.1.33	“Down-Round B” shall have the meaning set forth in Article 13.6.

1.1.34	“Drag-Along Notice” shall have the meaning set forth in Article 9.1(a).

1.1.35	“Eligible A Shareholders” shall have the meaning set forth in Article 8.4.1.

1.1.36	“Eligible B Shareholders” shall have the meaning set forth in Article 8.5.1.

1.1.37	“Eligible Shareholders” shall have the meaning set forth in Article 8.3.1.

1.1.38	“ESG Issues” shall have the meaning set forth in Article 5.2.8(j).

1.1.39	“Exercising A Shareholders” shall have the meaning set forth in Article 8.4.2.

1.1.40	“Exercising B Shareholders” shall have the meaning set forth in Article 8.5.2.

1.1.41	“Exercising Shareholders” shall have the meaning set forth in Article 8.3.2.

1.1.42	“Financial Statements” shall mean the audited balance sheet and the profit and loss accounts of the Company and the notes, schedules and exhibits thereto, as well as the reports of the Board of Directors and of the Auditors related thereto.

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1.1.43	“Garden Leave Arrangement” shall have the meaning set forth in Article 17.1.

1.1.44	“General Meeting of Shareholders” shall mean the meeting of all or part of the Shareholders in accordance with the CO and the Articles of Incorporation.

1.1.45	“Indemnified Persons” shall have the meaning set forth in Article 22.3.

1.1.46	“Initial Public Offering” shall mean the listing of all or part of the Shares on an internationally recognized stock exchange.

1.1.47	“Intellectual Property” shall mean trademarks, service marks, logos, trade and business names, domain names, registered designs, design rights, copyright (including all such rights in computer software), algorithms, database rights, moral rights and confidential information (including know-how and trade secrets) licenses, information and other intellectual property rights, registering rights and processes and in each case whether registered or unregistered and including applications for and renewals and extensions of any of the above rights or the right to apply for any of the foregoing in any part of the world, as well as the Patents.

1.1.48	“Invalidity” shall mean a total incapacity of earning which is presumed to be permanent.

1.1.49	“Investment Agreement” shall mean the Investment Agreement of the date hereof by and among the Series B Investors and the Company.

1.1.50	“Lead Series B Investors” shall have the meaning set forth in the preamble to this Agreement.

1.1.51	“Management” shall mean the management team of the Company from time to time.

1.1.52	“Market Value” shall have the meaning set forth in Article 19.3.

1.1.53	“Material Contracts” shall have the meaning set forth in Article 18 of Exhibit 4.

1.1.54	“Merger Act” shall mean the Swiss Federal Act of October 3, 2003 on Mergers, Demergers, Transformations and Transfers of Assets (as amended from time to time).

1.1.55	“New Investors” shall have the meaning set forth in the preamble to this Agreement.

1.1.56	“Nomination Committee” shall have the meaning set forth in Article 5.2.2.

1.1.57	“Notice” shall have the meaning set forth in Article 8.1.

1.1.58	“Notice Period” shall have the meanings set forth in Articles 8.3.1 and 8.4.5.

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1.1.59	“Non-Voting Shares”, or “NVS” shall have the meaning set forth in Article 15.1.

1.1.60	“Offered Shares” shall have the meaning set forth in Article 8.2.

1.1.61	“Offering Shareholder” shall have the meaning set forth in Article 8.1.

1.1.62	“Offeror” shall have the meaning set forth in Article 8.2.

1.1.63	“Organizational Regulations” shall have the meaning set forth in Article 5.2.8.

1.1.64	“Other Shareholders” shall have the meaning set forth in Article 9.1(b).

1.1.65	“Outside Directors” shall mean the outside, non-executive and independent Directors with industry experience to be appointed in accordance with Article 5.2.2.

1.1.66	“Party” shall mean a party signing this Agreement, as well as his successors and permitted assigns.

1.1.67	“Patents” shall mean all patents or letters patent, claims in any patent and applications for the same and the right to apply for the same in any part of the world including, without limitation, all reissues, extensions, substitutions, confirmations, registrations, revalidations, additions, continuations, continuations in part and divisionals thereof (including any supplementary protection certificates);

1.1.68	“Preferred A Shareholders” shall mean the holders of Preferred A Shares, as well as their successors and permitted assigns.

1.1.69	“Preferred A Shares” shall mean the preferred registered A Shares having, as of the Closing, the rights, preferences and privileges set forth in the Articles of Incorporation and this Agreement, as well as any and all future preferred registered Shares having the same rights, preferences and privileges.

1.1.70	“Preferred B Shareholders” shall mean the holders of Preferred B Shares, as well as their successors and permitted assigns.

1.1.71	“Preferred B Shares” shall mean the preferred registered B Shares having, as of the Closing, the rights, preferences and privileges set forth in the Articles of Incorporation and this Agreement, as well as any and all future preferred registered Shares having the same rights, preferences and privileges.

1.1.72	“Preferred Directors” shall mean the Directors designated by and representing the Preferred Shareholders on the Board pursuant to and in accordance with Article 5.2.2.

1.1.73	“Preferred Shareholders” shall mean the holders of Preferred Shares, as well as their successors and permitted assigns.

1.1.74	“Preferred Shares” shall mean the Preferred A Shares together with the Preferred B Shares.

1.1.75	“Put Closing” shall have the meaning set forth in Article 10.2.

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1.1.76	“Put Right Notice” shall have the meaning set forth in Article 10.2.

1.1.77	“Qualified A Majority” shall mean the approval by Shareholders representing in the aggregate at least 2/3 of all Preferred A Shares outstanding on such date.

1.1.78	“Qualified B Majority” shall mean the approval by Shareholders representing in the aggregate at least 2/3 of all Preferred B Shares outstanding on such date.

1.1.79	“Qualified Majority” shall mean the approval by shareholders representing in the aggregate at least 2/3 of all Preferred Shares outstanding on such date.

1.1.80	“Selling Party” shall have the meaning set forth in Article 10.1.

1.1.81	“Series A Investors” shall mean Sofinnova Partners, Mr. Ernest Loumaye, Sofinnova Ventures, Ares Trading and Novo as subscribers of Preferred A Shares.

1.1.82	“Series B Financing” shall have the meaning set forth in the preamble to the Investment Agreement.

1.1.83	“Series B Investors” shall mean Sofinnova Partners, Mr. Ernest Loumaye, Sofinnova Ventures, Ares Trading, Novo, HBM, NEA, Orbimed and Rock Springs as subscribers of Preferred B Shares.

1.1.84	“Shareholders” shall mean the holders of Shares, including the Common Shareholders and the Preferred Shareholders, as well as their successors and permitted assigns.

1.1.85	“Shares” shall mean the Common Shares, the Preferred Shares as well as any other equity security issued by the Company to the exclusion of the Non-Voting Shares. Whenever this Agreement refers to a percentage of the share capital, such percentage will be calculated, unless otherwise provided, by taking into account all outstanding Shares.

1.1.86	“Successors” shall have the meaning set forth in Article 6.5.

1.1.87	“Tag Put Right” shall have the meaning set forth in Article 10.2.

1.1.88	“Third Party” shall mean, with respect to any person or entity, any bona fide other person or entity who is not an Affiliate or a related party of such person or entity.

1.1.89	“Transfer” shall mean any transfer of Shares by any of the Shareholders (alone or together with other Shareholders), with or without any counterpart, resulting from any contribution in cash or in kind, any donation or any other kind of transfer, including but not limited to any transfer occurring by operation of law or by a judiciary decision, as well as any transfer for security purposes; “to transfer”, “transferring” and “transferred” shall be construed accordingly.

1.1.90	“Transfer Documents” shall have the meaning set forth in Article 8.7.

1.1.91	“Warrantors” shall mean, in the context of the representations and warranties as per Article 22, Ernest Loumaye and the Company.

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1.2	Except to the extent that the context otherwise requires:

(a)	when a reference is made in this Agreement to an Article or Exhibit, such reference is to an Article of, or Exhibit to, this Agreement unless otherwise indicated;

(b)	the headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)	whenever the words “include”, “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d)	the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement; and

(e)	the use of “or” is not intended to be exclusive unless expressly indicated otherwise.

2	CONDITIONS PRECEDENT

The entry into force and the effectiveness of any rights and obligations of the Parties under this Agreement are conditional upon the Investment Agreement, the license agreement between Kissei Pharmaceutical Co., Ltd., 1-8-9 Nihonbashi, Muromachi, Chuo-Ku, Tokyo 103-0022, Japan and the Company on the compound known as KLH-2109 and any and all compounds included in the composition of matter patent for KLH-2109 (PCT/JP2006/320681) (the “License Agreement”) and any agreements provided for therein being executed and delivered and becoming fully effective at Closing and in particular all conditions precedent to the Investment Agreement and any agreements provided for therein, as well as any operations to take place prior or at Closing, being satisfied or waived.

3	SCOPE

3.1	Scope. This Agreement governs the relationship between the Parties in their capacities as Shareholders and, as the case may be, as Directors. This Agreement shall bind the Parties with respect to all of their Shares held directly or indirectly. If further Shares are acquired or obtained by the Parties, the provisions of this Agreement shall also apply with respect to such further Shares.

3.2	Compliance. Each Party undertakes with each other Party to comply with this Agreement. Each undertaking by the Company in respect of each provision of this Agreement shall be construed as a separate undertaking and if any of the undertakings is unlawful or unenforceable, the remaining undertakings shall continue to bind the Company. The Parties undertake, each individually in their capacities as Shareholders and, as the case may be, as Directors, directly or indirectly, to implement the corporate structure and agreements as provided for by this Agreement, to exercise their voting rights and other rights as Shareholders and, as the case may be, as Directors, to accordingly, to the extent legally possible, instruct Director(s) appointed by them, and to take all such further actions as may be reasonably necessary or appropriate in order to satisfy, give full effect to and carry out the provisions of this Agreement and the rights and obligations of the Parties as set out in this Agreement.

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3.3	Articles of Incorporation. The Shareholders undertake to modify and adapt from time to time the Articles of Incorporation in order that such continuously comply with the terms of this Agreement. The terms of this Agreement or of any amendment thereto shall however be binding upon their execution by the Parties irrespective of any modifications and/or adaptations to the Articles of Incorporation. In the event of conflicts or discrepancies between the provisions of this Agreement and those of the Articles of Incorporation, the provisions of this Agreement shall prevail.

3.4	New Shareholder. Without prejudice to Article 21, the Parties agree that any person or entity acquiring Shares, other than pursuant to a Transfer which constitutes a Deemed Liquidation, but including pursuant to a share capital increase or a conversion, shall be required before being registered as a Shareholder, to execute this Agreement by a deed of accession in the form attached as Exhibit 3 or an adapted version of it, and shall thereby become a new Party to this Agreement and to be subject to all its terms and conditions. Subject to the terms and conditions of this Agreement and the Articles of Incorporation, the Parties accept any such person or entity as a Party.

4	MISSION AND OBJECTIVE

The Company’s main mission and objective shall be to implement the business strategy as determined by the Board of Directors from time to time.

5	ORGANIZATION AND MANAGEMENT

The Shareholders shall exercise all voting and other power of control available to them directly and indirectly in relation to the Company so as to procure that the Company be managed as follows:

5.1	General Meeting of Shareholders

5.1.1	Powers. Without prejudice to any other provision of this Agreement, the General Meeting of Shareholders shall have the exclusive power to decide to:

(a)	adopt and amend the Articles of Incorporation, subject to Articles 652g and 653g CO;

(b)	to elect and dismiss the members of the Board of Directors and the Auditors;

(c)	approve the annual report and the Financial Statements, as well as resolve on the use of the balance sheet profit, in particular the declaration of dividends;

(d)	release the Directors; and

(e)	pass resolutions regarding issues, which are reserved to the General Meeting of Shareholders by law, in particular the CO and the Merger Act, or by the Articles of Incorporation or which are presented to it by the Board of Directors.

5.1.2

Majority. Unless expressly indicated otherwise herein and subject to applicable law, in particular Article 704 CO requesting a qualified majority for certain decisions, and where no consensus can be reached, the Shareholders shall decide by a simple majority of the voting rights of the total number of Shares represented at a General

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Meeting of Shareholders on each and any item on which they shall resolve, decide, vote, act or abstain pursuant to this Agreement or to the Articles of Incorporation.

5.2	Board of Directors

5.2.1	Composition. The Board of Directors shall be composed of up to 8 (eight) Directors (including the Chairperson). After Closing, the Board of Directors shall be appointed pursuant to, and in accordance with, Schedule C to the Investment Agreement.

5.2.2	Directors. The Board of Directors shall consist of:

(a)	Ernest Loumaye, provided and as long as (i) he is active at least 80% as CEO of the Company or (ii) he holds 4% (pre dilution) or more of the share capital and voting rights thereof;

(b)	Three members for the Series A Investors to be designated as follows: (i) one by Sofinnova Partners, (ii) one by Sofinnova Ventures, and (iii) one by Novo;

(c)	Two members for the Series B Investors to be designated as follows: (i) one member to be designated by NEA and (ii) one member to be designated by HBM/Orbimed;

(d)	Two Outside Directors to be designated and appointed by the Shareholders, it being understood that Annette Clancy and Jacky Vonderscher shall initially act in such capacity;

provided that each of Article 5.2.2 (b) and (c) is only applicable as long as the relevant parties hold, on an individual basis and in case of Article 5.2.2 (c) (ii) on a collective (joint) basis, 5% or more of the fully diluted share capital and voting rights thereof, it being understood that the designated member may become an observer if the relevant party’s shareholding falls below such threshold.

The Board of Directors shall establish a nomination committee (the “Nomination Committee”) consisting of four members, namely Mr. Ernest Loumaye, one Outside Director which shall initially be Annette Clancy, one member to be designated by a Qualified A Majority and one member to be designated by a Qualified B Majority.

The Nomination Committee may consult with the Shareholders and the other members of the Board of Directors in the nomination process.

Each Shareholder hereby undertakes to vote in favour of the election as Director of the candidates who will be nominated by the Nomination Committee, and to cause its representative on the Board of Directors to vote in favour of the corresponding proposal, unless such Shareholder has a just cause to refuse the candidates put forward by the Nomination Committee (in which case the relevant Shareholder shall work proactively with the Nomination Committee to submit an alternative proposal as soon as possible after the refusal of the candidates nominated by the Nomination Committee).

5.2.3	In addition, (i) Ares Trading shall have the right to designate one board observer, and (ii) HBM/Orbimed shall have the right to

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designate one board observer. In case and for so long as HBM/Orbimed do not designate an employee of either firm as their representative on the Board of Directors but an industry expert, each of HBM and Orbimed shall have the right to designate one board observer. In their functions, the observers shall be bound to the same confidentiality, loyalty and fiduciary duties as a Director

5.2.4	Chairperson. The General Meeting of Shareholders shall have the right to appoint the Chairperson and a Vice-Chairperson by a Qualified Majority. The Chairperson shall have a casting vote. Should the Chairperson be unable to exercise his/her functions, his/her functions shall be assumed by the Vice-Chairperson, including the right to convene a Board of Directors meeting. The initial Chairperson shall be Annette Clancy.

5.2.5	Powers. The Board of Directors shall have the powers assigned to it by law, in particular by Articles 716 and 716a CO and the Articles of Incorporation, and be authorized to make decisions on all matters except for those which by law or pursuant to the provisions of this Agreement may be determined exclusively by the General Meeting of Shareholders.

5.2.6	Decisions and Quorum. Subject to the provisions of Article 5.4 and Article 17.6, decisions shall be taken by simple majority of the votes cast. Each Director shall have one vote. The presence quorum for any decision by the Board of Directors shall be three Directors, including at least one Director designated according to Article 5.2.2 (b) and one Director designated according to Article 5.2.2 (c). Any Director who is unable to attend a meeting in person shall have the right to attend the meeting by means of telephone or video conference so that all persons so participating and attending such meeting in person can hear and be heard by all others so participating and attending. The Board of Directors may take without a meeting any action it would be permitted to take at a meeting by a written consent signed by each Director.

5.2.7	Resignation and Renewal. Subject to Articles 5.2.1 and 5.2.2 and except for the case of Mr. Ernest Loumaye, if one Director resigns, is removed or for any other reason ceases to serve as a Director, the Shareholder(s) who originally designated such Director shall have the right to designate the successor of such person, and provided they designate a successor within 20 (twenty) Business Days after the predecessor ceased to serve as a Director, the other Directors shall not take any action, whether at a meeting of the Board of Directors or otherwise, until such successor has been elected as a Director.

5.2.8	Organizational Regulations. The Board of Directors shall organize itself and delegate the management of the Company to the Management pursuant to rules of procedure / organizational regulations (règlement d’organisation; the “Organizational Regulations”), which shall provide in particular that:

(a)	the Board of Directors shall meet at least 6 (six) times per year (including at least 4 (four) face-to-face meetings) or at such other higher frequency as the majority of the Directors may deem appropriate;

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(b)	the meeting of the Board of Directors shall be held at the Company’s registered office or at such other place as the majority of the Directors shall agree;

(c)	each Director may call a telephone conference meeting, stating the agenda and reasons for calling such meeting with at least three (3) days prior notice or with such other antecedence as the majority of the Directors shall decide;

(d)	the board meetings will take place in the English language and all written communications and minutes will be in English, other than as required by applicable law;

(e)	the Company will reimburse all Directors and board observers (who are not members of the Management) for their reasonable expenses to carry out their duties as Directors (including as members of any committees of the Board of Directors), including but not limited to accommodation, travel, and communication expenses; such expenses shall however be capped at CHF 10’000,- per attendee per meeting;

(f)	the Outside Directors shall receive reasonable compensation (to be approved by the Board of Directors) for duties carried out on behalf of the Company;

(g)	subject to Article 5.4, a majority of the Board of Directors shall be necessary to recommend to approve, amend or waive any provision of the Articles of Incorporation or of the Organizational Regulations;

(h)	the Board of Directors shall establish a compensation committee, to be composed of two Preferred Directors and one Outside Director (the “Compensation Committee”);

(i)	the Board of Directors shall establish an audit committee, to be composed of two Preferred Directors and one Outside Director (the “Audit Committee”);

(j)	The Board of Directors shall appoint one of its members to be responsible for oversight of a Code of Ethical Conduct and for reporting on a regular basis to the Board of Directors, to the Preferred Shareholders on the Company’s management of any Environmental, Social and Governance issues (“ESG Issues”). The Board of Directors and the Preferred Shareholders will be provided with a short report each year outlining how important ESG issues have been managed during the year, what (if any) further action needs to be taken, the ESG improvements achieved and the plans for future actions to improve the Company’s ESG performance. The Company will respond to the Preferred Shareholders’ reasonable additional requests for information on its ESG policies, practices and procedures and keep it promptly informed of any material developments in ESG Issues;

(k)	The Board of Directors shall submit reporting information a week before each Board meeting, it being specified that the format of the reporting information shall be agreed at the first Board meeting and amended only with the consent of the Board of Directors.

The initial Organizational Regulations shall be in substantially the form and substance set forth in Exhibit 2.

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5.2.9	Without prejudice to the generality of Article 3.2, the Company undertakes:

(a)	to the extent permitted by law, not to effect or to propose any of the matters referred to in Article 5.4 without first obtaining the requisite consent required for that specific matter as set out in Article 5.4;

(b)	not to register, or permit the registration of, any Transfer unless such Transfer is in accordance with the provisions of this Agreement and the Articles of Incorporation;

(c)	to maintain a policy with respect to Directors’ and officers’ liability insurance that provides for an amount to be determined by the Preferred Directors; and

(d)	to obtain an assignment from all present and future officers, employees and consultants of the Company of all Intellectual Property, which has been or will be developed while performing activities or services for the Company.

5.3	Auditors

The Auditors shall continue to be PricewaterhouseCoopers, Geneva, or any other auditor the General Meeting of Shareholders may appoint from time to time.

5.4	Protective provisions

5.4.1	Board of Directors

The Shareholders shall, and shall procure that the members of the Board of Directors shall, exercise all voting and other power of control available to them directly or indirectly in relation to the Company so as to procure that the prior agreement of the majority of the Board of Directors, including at least the consent of two Directors designated according to Article 5.2.2 (b) and one Director designated according to Article 5.2.2 (c), shall be required for the following decisions (notwithstanding additional requirements by law, in this Agreement or set forth in the Articles of Incorporation, such as a decision by the General Meeting of Shareholders):

(a)	approval of financial statements and adoption of any budgets and business plans;

(b)	entering any related party transaction;

(c)	the appointment or removal of any member of the Management (i.e. CEO direct reports) and the approval of their term of employment;

(d)	entering, terminating or amending any material licensing, partnering, financing or other material agreement or arrangement or any joint venture or agreement for the acquisition of another company;

(e)	incurring or granting any actual or contingent financial debt, including loans, financial leasing, financial guarantees, letters of credit and other indebtedness over CHF 50’000.- per year;

(f)	engaging in any material investment or capital expenditure over CHF 50’000.-, unless specifically provided by the budget;

(g)	entering, terminating or amending any transactions or agreements outside the ordinary course of business or not at arm’s length terms and conditions;

(h)	any change of accounting and reporting standards and policies;

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(i)	any purchase by the Company of its own shares, securities or financial instruments;

(j)	amendment of the Organizational Regulations; or

(k)	approval of any Transfer other than in a Liquidity Event (as defined below).

5.4.2	General Meeting of Shareholders

Provided that the majority of Article 5.1.2 is met, the Shareholders shall procure that decisions or actions listed below require the affirmative vote of a Qualified A Majority and a Qualified B Majority notwithstanding additional requirements by law or set forth in the Articles of Incorporation:

(a)	to amend the Articles of Incorporation and the Organizational Regulations;

(b)	to establish or to issue any shares or securities or rights to sell or acquire any shares or securities, including the creation or increase of an authorized or conditional share capital, the issuance of convertible debt instruments or debt instruments with options to subscribe for Shares (except if pursuant to a stock option plan adopted by the Board of Directors);

(c)	to create or to authorize any additional Preferred Shares or any other preferred shares or amend the rights of any classes of Shares;

(d)	to effect any sale, liquidation, winding up, capital reduction, merger, spin-off or demerger of the Company or any assets or any transaction in which control or material assets of the Company are being transferred, including any Deemed Liquidation;

(e)	to set up or close subsidiaries;

(f)	to pay dividends or other distributions on any Shares;

(g)	to engage in any action which would adversely affect the Preferred Shareholders;

(h)	to effect an Initial Public Offering or stock listing;

(i)	to sell, assign, license, pledge or otherwise encumber material Intellectual Property or other material assets of the Company; and

(j)	to adopt, amend or modify (except for non-material changes) any equity incentive plan, stock option agreement, restricted stock purchase agreement or stock restriction agreement.

5.5	Information Rights

5.5.1	General Information Rights. The Company shall provide the following information to the holders of Preferred Shares (on a consolidated basis if and when the Company shall have subsidiaries, irrespective of legal thresholds):

(a)	within 30 days of the beginning of each fiscal year: annual projected budget and annual financing for the year;

(b)	within 60 days after the close of the fiscal year: yearly Financial Statements;

(c)	within 15 days after the end of a calendar month: monthly statement of cash flows, monthly income statement with a management report and cash flow variance analysis compared with the approved budget.

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The information to be provided pursuant to this Article 5.5.1 shall be in the format and in accordance with the reporting guidelines set forth by the Board of Directors from time to time.

5.5.2	Inspection Rights. Each Preferred Shareholder shall have the right to visit the Company’s registered office and premises and inspect the financial books and accounts upon reasonable notice and during normal business hours. Each Preferred Shareholder shall have the right to be accompanied by an attorney or a certified public accountant subject to professional secrecy and to make copies of all such financial books and accounts. Further, each Preferred Shareholder shall have the right to request such additional information and speak to the Management and key personnel as it may deem appropriate, except that the Company may deny such request for anti-trust reasons or to prevent potential disclosure to a competitor of the Company.

5.5.3	Management Rights. The Company shall execute and deliver a standard management rights letter that will give the Preferred Shareholders the right to consult with the Management in a manner sufficient to meet their ERISA and venture capital operating company requirements (substantially in the form of Exhibit 5).

5.5.4	Tax Status. Notwithstanding any other provision of this Agreement, the Company’s bylaws or the Company’s Articles of Association to the contrary:

The Company shall use commercially reasonable efforts to avoid being a passive foreign investment Company (a “PFIC”), as defined in Section 1297 of the Code. The Company will make due inquiry with its U.S. tax advisors at least annually regarding the Company’s status as a PFIC and if the Company becomes a PFIC, or if there is a likelihood of the Company being a PFIC for any taxable year, the Company shall promptly notify each U.S.-based holder of Shares (each a “U.S. Holder”) of such status or risk, as the case may be. The Company will, as soon as reasonably practicable following the end of each taxable year of the Company (but in no event later than sixty (60) days following the end of each taxable year) provide each U.S. Holder with an accurate and complete PFIC Annual Information Statement in the form set out in Exhibit 6 to the Agreement and the Company will permit each U.S. Holder and its direct or indirect owners to inspect and copy the Company’s permanent books of account, records and such other Company documents as are necessary to establish that the Company’s ordinary earnings and net capital gain are computed in accordance with U.S. income tax principles.

The Company shall not change its characterization as an association taxable as a corporation (for United States tax purposes) without the prior written consent of at least the majority of the US Holders.

If the tax advisors of any US Holder or its Partners reasonably determine that they are subject to U.S. information and reporting requirements that require the disclosure of information about the Company or Company transactions not readily available to such US Holder or its Partners, the Company agrees to provide such information to such US Holder and its Partners as may be necessary to allow such US Holder and its Partners to fulfill their U.S. tax reporting obligations.

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6	RESTRICTIONS ON TRANSFER

6.1	Principle. No Shareholder shall assign, pledge, otherwise encumber, dispose of or effect a Transfer of any Shares, except in compliance with the terms and conditions of this Agreement. Without limitation to any other restrictions set out herein, but subject to Article 10 (Tag-Along) below, André Chollet and Ernest Loumaye undertake not to Transfer, assign, pledge or otherwise encumber their Shares until November 19, 2018, without the express written consent of shareholders representing three-quarters of the Preferred Shareholders, not including the transferring shareholder if this latter is Ernest Loumaye (for the avoidance of doubt, Article 6.3 below is applicable to André Chollet and Ernest Loumaye for the full term of this Agreement). No Transfer whatsoever can further occur, nor will any Shares be transferred without the acquirer being first bound by this Agreement in accordance with Articles 3.4 and 21 and any Shareholders transferring Shares to a Third Party shall cause such Third Party to do so.

6.2	Exceptions. The restrictions on Transfer of Shares as contained in this Article 6, the right of first refusal as contained in Article 8, the drag-along right as contained in Article 9 and the tag-along right as contained in Article 10 shall not apply to:

(a)	Transfers by a Preferred Shareholder to (i) any of its Affiliates and/or (ii) any of its limited partners in case no Deemed Liquidation occurs prior to the end of a Preferred Shareholder fund’s life as well as Transfers among closely related investment vehicles of each Preferred Shareholder;

(b)	Transfers to any manager, officer, employee, Director or advisor of the Company pursuant to an equity incentive plan approved by the Board of Directors and a Qualified Majority, provided such Transfer shall be subject to such conditions as the Board of Directors shall impose; and

(c)	Transfers to spouses, children, or for reasonable estate planning purposes in which case the rights and obligations attached to the Shares under this Agreement shall remain applicable and enforceable (including bad leaver / good leaver as per Article 19 of this Agreement), subject to prior approval by express written consent of shareholders representing three-quarters of the Preferred Shares provided that the transferring Preferred Shareholder will not be allowed to vote on this issue, provided however that the acquirer becomes a Party to this Agreement in accordance with Articles 3.4 and 21 (or, in case of an equity incentive plan, to this Agreement and/or to any other agreement as decided by the Board of Directors) and as a result thereof the obligations under this Agreement shall be fully assumed by such acquirer.

In case of a Transfer of Shares which is approved by a Qualified A Majority and a Qualified B majority and constitutes a Deemed Liquidation, Article 8 (right of first refusal) shall not apply.

6.3	Encumbrance. No Shareholder may mortgage, pledge or encumber in any other manner, in whole or in part, any of its Shares.

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6.4	Certificate. No physical share certificates shall be issued and the Shares shall solely be evidenced by virtue of corresponding entries in the share register of the Company.

6.5	Death or Incapacity. In case of death or incapacity in the meaning of the Swiss Civil Code of an individual Shareholder, his heirs, successors and/or legal representatives (the “Successors”) shall be entitled to exercise all the rights and shall be bound by all the obligations contained in this Agreement; in particular, they shall not be allowed to transfer their Shares in any other way than according to the rules contained in this Agreement. If an individual Shareholder is succeeded by more than one Successor, such Successors shall appoint a joint representative to act on their behalf. As long as no such representative is appointed, all rights of the Successors, including but not limited to the right to vote at the General Meeting of Shareholders, are suspended.

6.6	Price. Unless it is otherwise stipulated in this Agreement, the price to be used in case of Transfer of Shares resulting from the exercise of the right of first refusal under Article 8 hereafter, will be the price contained in the Notice (as defined below). This notwithstanding, in the event the price of the Transfer of any Shares is not stipulated in cash and cannot be agreed upon the Parties, the said price shall be the fair market value in relation to an arm’s length transaction with a Third Party, as determined by a reputable investment bank or audit firm to be appointed by the Board of Directors; the costs of the determination shall be borne by the Company.

6.7	Consequences. Any Transfer of Shares made in violation of this Agreement shall be considered null and void.

7	PREEMPTIVE RIGHTS

7.1	Save for the transactions contemplated by the Investment Agreement, the Shareholders shall have preemptive rights (“droit de souscription préférentiel”) with respect to any issuance of new Shares or other financing instruments, including debt instruments, (except Shares issued pursuant to an equity incentive plan of the Company, as well as Shares to be issued in connection with an Initial Public Offering or an acquisition of companies by the Company, for which each Shareholder shall refrain from exercising and hereby waives any of his preemptive rights) to maintain the Shareholders’ respective shareholding in the Company. If certain Shareholders do not elect to exercise their preemptive rights, the other Shareholders shall have the right to elect to subscribe all or part of the new Shares that such Shareholder would be entitled to. In the event that the request of the other Shareholders exceeds the number of new Shares available, the Shareholders who exercise their right to take up the new Shares not preempted will be attributed new Shares proportionally to the number of Shares they already own compared to the total amount of Shares owned by the other Shareholders having elected to take up the new Shares. The preemptive rights can be limited to the extent permitted by Swiss law.

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8	RIGHT OF FIRST REFUSAL

If a Shareholder shall elect to Transfer any of its Shares, certain Shareholders (as provided for below), as the case may be, shall have a right of first refusal with respect to the Shares to be transferred as follows:

8.1	The Shareholder who proposes to dispose of any of its Shares (the “Offering Shareholder”) shall give a signed written notice to the Chairperson of such proposed disposition (the “Notice”). The Chairperson shall in turn give notice thereof to the other Shareholders within 3 (three) Business Days of receipt of the Notice.

8.2	No Notice of any proposed disposition of Shares shall be valid unless such proposed disposition is a Transfer of such Shares and unless the Offering Shareholder shall have received an offer from a Shareholder or a Third Party (the “Offeror”). The Notice shall specify the number of Shares the Offering Shareholder intends to Transfer (the “Offered Shares”), identify the Offeror, and indicate the price (which shall consist of only cash or security with an ascertainable market value), terms and conditions of the proposed Transfer.

8.3	To the extent that the Offered Shares are Common Shares, the following rules shall apply:

8.3.1	All Preferred Shareholders (except the Offering Shareholder) (the “Eligible Shareholders”) shall have the irrevocable and exclusive right, but not the obligation, within 20 (twenty) Business Days of the sending of the Notice (the “Notice Period”) to purchase all or part of the Offered Shares, at the price and upon the terms and conditions offered by the Offeror, with payment to be made in accordance with Article 8.6. If the Eligible Shareholders elect to purchase some or all of the Offered Shares, they shall give notice of such election to the Chairperson within the Notice Period, and the Chairperson shall in turn immediately inform all Shareholders.

8.3.2	The Eligible Shareholders who exercise their right of first refusal (the “Exercising Shareholders”) shall be obligated to purchase from the Offering Shareholder, and the Offering Shareholder shall be obligated to sell to the Exercising Shareholders, the number of Offered Shares at the price and on the terms and conditions determined pursuant to this Article.

8.3.3	In the event that the request of the Exercising Shareholders exceeds the number of Offered Shares, each of the Exercising Shareholders will be attributed the Offered Shares proportionally to the number of Shares it already owns compared to the total amount of Shares owned by the other Exercising Shareholders, up to the amount of their respective election to purchase.

8.3.4	Subject to Article 10, if the Exercising Shareholders do not offer to purchase all of the Offered Shares among them, or if none of the Offered Shares have been preempted, the Offering Shareholder may elect to Transfer all the (or as the case may be, remaining) Offered Shares to the Offeror, provided however that such Transfer occurs within 10 (ten) Business Days after the expiry of the last deadline for purchasing the Offered Shares, and on the same price, terms and conditions as set forth in the Notice.

8.4	To the extent that the Offered Shares are Preferred A Shares, the following rules shall apply:

8.4.1

All Preferred A Shareholders (except the Offering Shareholder) (the “Eligible A Shareholders”) shall have the irrevocable and exclusive right, but not the obligation, within the Notice Period to purchase all or part of the Offered Shares, at the price and upon the terms and

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conditions offered by the Offeror, with payment to be made in accordance with Article 8.6. If the Eligible A Shareholders elect to purchase some or all of the Offered Shares, they shall give notice of such election to the Chairperson within the Notice Period, and the Chairperson shall in turn immediately inform all Shareholders.

8.4.2	The Eligible A Shareholders who exercise their right of first refusal (the “Exercising A Shareholders”) shall be obligated to purchase from the Offering Shareholder, and the Offering Shareholder shall be obligated to sell to the Exercising A Shareholders, the number of Offered Shares at the price and on the terms and conditions determined pursuant to this Article.

8.4.3	In the event that the request of the Exercising A Shareholders exceeds the number of Offered Shares, each of the Exercising A Shareholders will be attributed the Offered Shares proportionally to the number of Shares it already owns compared to the total amount of Shares owned by the other Exercising A Shareholders, up to the amount of their respective election to purchase.

8.4.4	If the Exercising A Shareholders do not offer to purchase all of the Offered Shares among them, or if none of the Offered Shares have been preempted, the Chairperson shall inform the Eligible B Shareholders (as defined below) within 3 (three) Business Days of the proposed disposition in the same terms as in the Notice, except that, for the purposes of Articles 8.4.5 to 8.4.8, the “Offered Shares” shall only correspond to the remaining Preferred A Shares which have not been preempted and that such information to the Eligible B Shareholders shall be deemed the “Notice”.

8.4.5	All Eligible B Shareholders shall have the irrevocable and exclusive right, but not the obligation, within 10 (ten) Business Days of the sending of the Notice (the “Notice Period”) to purchase all or part of the Offered Shares, at the price and upon the terms and conditions offered by the Offeror, with payment to be made in accordance with Article 8.6. If the Eligible B Shareholders elect to purchase some or all of the Offered Shares, they shall give notice of such election to the Chairperson within the Notice Period, and the Chairperson shall in turn immediately inform all Preferred Shareholders.

8.4.6	The Exercising B Shareholders (as defined below) shall be obligated to purchase from the Offering Shareholder, and the Offering Shareholder shall be obligated to sell to the Exercising B Shareholders, the number of Offered Shares at the price and on the terms and conditions determined pursuant to this Article.

8.4.7	In the event that the request of the Exercising B Shareholders exceeds the number of Offered Shares, each of the Exercising B Shareholders will be attributed the Offered Shares proportionally to the number of Shares it already owns compared to the total amount of Shares owned by the other Exercising B Shareholders, up to the amount of their respective election to purchase.

8.4.8	Subject to Article 10, if the Exercising B Shareholders do not offer to purchase all of the Offered Shares among them, or if none of the Offered Shares have been preempted, the Offering Shareholder may elect to Transfer all the (or as the case may be, remaining) Offered Shares to the Offeror, provided however that such Transfer occurs within 10 (ten) Business Days after the expiry of the last deadline for purchasing the Offered Shares, and on the same price, terms and conditions as set forth in the Notice.

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8.5	To the extent that the Offered Shares are Preferred B Shares, the following rules shall apply:

8.5.1	All Preferred B Shareholders (except the Offering Shareholder) (the “Eligible B Shareholders”) shall have the irrevocable and exclusive right, but not the obligation, within the Notice Period to purchase all or part of the Offered Shares, at the price and upon the terms and conditions offered by the Offeror, with payment to be made in accordance with Article 8.6. If the Eligible B Shareholders elect to purchase some or all of the Offered Shares, they shall give notice of such election to the Chairperson within the Notice Period, and the Chairperson shall in turn immediately inform all Shareholders.

8.5.2	The Eligible B Shareholders who exercise their right of first refusal (the “Exercising B Shareholders”) shall be obligated to purchase from the Offering Shareholder, and the Offering Shareholder shall be obligated to sell to the Exercising B Shareholders, the number of Offered Shares at the price and on the terms and conditions determined pursuant to this Article.

8.5.3	In the event that the request of the Exercising B Shareholders exceeds the number of Offered Shares, each of the Exercising B Shareholders will be attributed the Offered Shares proportionally to the number of Shares it already owns compared to the total amount of Shares owned by the other Exercising B Shareholders, up to the amount of their respective election to purchase.

8.5.4	Subject to Article 10, if the Exercising B Shareholders do not offer to purchase all of the Offered Shares among them, or if none of the Offered Shares have been preempted, the Offering Shareholder may elect to Transfer all the (or as the case may be, remaining) Offered Shares to the Offeror, provided however that such Transfer occurs within 10 (ten) Business Days after the expiry of the last deadline for purchasing the Offered Shares, and on the same price, terms and conditions as set forth in the Notice.

8.6	Subject to a Deemed Liquidation under Article 11.2.1, the Exercising Shareholders shall pay for the purchased Shares in the manner and on any terms and conditions determined above, respectively in the Notice (if the stated price includes any security other than cash, such a stated price shall be deemed to be the amount of any cash included in the stated price plus the value of such other security included in such price). The closing of such purchase shall take place at the latest 10 (ten) Business Days after the day of the last notice by the Exercising Shareholders of their election to purchase, at the principal office of the Company, or at such different date, different place, or both, as the parties to such purchase agree in writing.

8.7	The Company, the Offering Shareholder and the Eligible Shareholders shall execute all necessary documents with respect to the Transfer (the “Transfer Documents”) for the Shares purchased and shall take any other necessary action to effect the Transfer to be recorded in the stock ledger of the Company. By delivering the Transfer Documents prior to or at closing, the Offering Shareholder shall be deemed to represent that it is transferring a good title to such Shares, free and clear of all liens, security interests, pledges, charges, encumbrances, shareholders’ agreements, voting trusts and preemptive rights, other than those created by this Agreement.

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8.8	Relationship to a Deemed Liquidation

In case of a Transfer of Shares which is approved by a Qualified A Majority and a Qualified B majority and constitutes a Deemed Liquidation, the right of first refusal in this Article 8 shall not apply.

9	DRAG-ALONG RIGHT

9.1	Principle. In the event of a proposed acquisition (whether by way of share acquisition, merger or other transaction) by a Third Party (the “Third Party Offeror”) of at least 80% of the Shares, Shareholders representing or being supported by a Qualified Majority shall have the right to:

(a)	give a signed written notice to the Chairperson of such proposed transfer containing the information specified in Article 8.2. The Chairperson shall in turn give notice thereof (the “Drag-Along Notice”) to the other Shareholders within 3 (three) Business Days of the receipt of such notice; and

(b)	to require by such notice that the other Shareholders (the “Other Shareholders”) concurrently sell their Shares and related options, conversion rights or similar securities, to such Offeror on the same terms and conditions (including as to price and consideration subject to Article 11.2) and in the same proportion (if Third Party Offeror does not acquire 100%). Anything to the contrary notwithstanding, no Preferred Shareholder shall, however, be obligated pursuant to this Article 9 to accept or become a party or be bound by (i) any agreement or arrangement in connection with the Drag-Along Notice that contains provisions that relate only to the relevant Shareholder or Shareholders or to any non-compete agreement or arrangement, (ii) any representations, warranties, indemnities, covenants, conditions, escrow agreements or other provisions or agreements in connection with the sale in a manner disproportionate to or inconsistent with the representations, warranties, indemnities, covenants, conditions, escrow agreements or other provisions or agreements given by any other Shareholder in respect of such sale, (iii) an obligation to indemnify the acquiring or surviving entity in such sale for an amount in excess of the total amount of consideration receivable by such Shareholder (net of applicable taxes and other costs) in respect of such sale (except in the case of potential liability for fraud or willful misconduct by such Shareholder) or (iv) accept joint and several liability in connection with the sale, other than a joint escrow consisting of pro rata (without prejudice, however, to the preference rights of the Preferred Shareholders) funds from all the Shareholders. Irrespective of the above, Ernest Loumaye is required to accept non-compete provisions towards the purchaser of the Shares in the transaction documents of the same scope and length as the one included in this Agreement.

Upon receipt of the Drag-Along Notice, the Other Shareholders shall thereupon become bound to transfer their Shares and related options, conversion rights or similar securities, to the Offeror with full title guarantee and such other rights and obligations as may have been agreed in accordance with the limitations set out herein by the Shareholders requesting the Transfer to the Third Party Offeror on the date specified in the Drag-Along Notice. For the avoidance of doubt, no Preferred Shareholder shall be obligated to be bound to an agreement which is not in compliance with Article 9.1(b).

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9.2	If any Other Shareholder shall not, within 5 (five) Business Days of being required to do so, transfer the Shares and related options, conversion rights or similar securities held by it, then the Company is hereby jointly by all Shareholders authorized and mandated to execute, and is entitled to authorize and instruct any person as it thinks fit to execute, the necessary transfer(s) on the Other Shareholder’s behalf in accordance with this Article 9.

9.3	Relationship to right of first refusal. In the event of a Drag-Along Notice, the Shareholders shall have no right of first refusal pursuant to Article 8.

10	TAG-ALONG RIGHT

10.1	Tag-Along. Subject to the exceptions set forth in Article 6.2 above, in the event of an intended Transfer of all or part of its Shares by one or more Shareholders(s) (the “Selling Party”) representing 10 % or more in any class or series or in the aggregate of all then outstanding Shares to a Third Party and upon receipt of the Notice, each Shareholder shall have the right, but not the obligation, within 3 (three) Business Days after the expiry of the last deadline given to the Eligible Shareholders for purchasing the Offered Shares as per Article 8, to require as a condition to the proposed transaction that the same proportion of such Shareholder’s Shares compared with the total amount of Shares to be acquired by the Third Party (as the case may be, after exercising his right of first refusal as per Article 8) as the proportion of the Shares to be transferred by the relevant Shareholder be concurrently purchased by the Third Party:

(a)	on the same terms and conditions (including as to price, consideration and any other terms and conditions subject to Article 11.2) to the extent the Shares that are subject to the tag-along right belong to the same class or series of Shares than those intended for the Transfer;

(b)	on the same terms and conditions, except for price, to the extent the Shares that are subject to the tag-along right belong to a different class or series of Shares than those intended for the Transfer. In this case, the Parties should agree on a price at arm’s length to be approved by the Board of Directors. Any dispute in connection to the price of Shares belonging to a different class or series of Shares shall be referred to Ernst & Young, Geneva, or, if for any reason the audit firm named in this Article 10.1 (b) is unable or unwilling to act in such capacity, to the Appraiser (to be elected in accordance with Article 19.3 and which should not be the audit firm named in this Article 10.1 (b)).

(c)	A Shareholder owning Shares of different categories, shall use the tag-along right first with respect to the Shares of the same category as the category of Shares to be sold and thereby triggering the tag-along right. For the avoidance of doubt, this priority shall not prevent such Shareholder from using the tag-along right with respect to the Shares belonging to a different category of Shares than those intended for the Transfer.

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10.2	Breach of Tag-along Rights. If any of the Selling Parties fails to comply with Article 10.1, each other Shareholder shall have the right, but not the obligation, to irrevocably elect to sell to the Selling Parties (and the Selling Parties shall have an obligation to purchase on a joint and several basis) such number of Shares such Shareholder would have been entitled to sell if Article 10.1 was complied with (the “Tag Put Right”). A Shareholder may exercise the Tag Put Right by delivering a written notice to the Selling Parties stating that the Shareholder irrevocably elects to exercise the Tag Put Right (the “Put Right Notice”). The sale price of the Shares to be sold pursuant to the exercise of the Tag Put Right shall be equal to the price that the Shareholder would have been entitled to sell its Shares had the tag-along rights in Article 10.1 been complied with. The closing of the sale and purchase of the Shares subject to the Tag Put Right (the “Put Closing”) shall take place no later than the tenth (10th) Business Day following the delivery of the Put Right Notice. The price to be paid for the Shareholder’s Shares shall be payable in cash by wire transfer of immediately available funds to an account designated two (2) days prior to the Put Closing and at the Put Closing the selling Shareholder shall deliver all such instruments of transfer, share certificates and other documents as are required by it to transfer the Shares to the Selling Parties free and clear of all encumbrances. The existence and/or exercise of the Tag Put Right is without prejudice to any other remedy that may arise in respect of any breach of Article 10.1.

10.3	Relationship to right of first refusal. The tag-along/co-sale rights under this Article 10 shall not preclude the Shareholders from exercising their right of first refusal pursuant to Article 8, provided that the Shareholders are only entitled to either exercise (i) such tag-along/co-sale rights or (ii) such right of first refusal.

11	RIGHTS, PREFERENCES AND PRIVILEGES OF THE PREFERRED SHARES

11.1	Dividend Preferences

The Preferred B Shareholders, the Preferred A Shareholders and the Common Shareholders shall be entitled to receive dividends respectively on their Preferred B Shares, Preferred A Shares or Common Shares, whenever funds are legally available and when and if proposed by the Board of Directors and voted by the General Meeting of Shareholders. Dividends on Common Shares, Preferred A Shares and Preferred B Shares shall be declared and paid on a pari passu basis, save that the Company may pay a dividend on Preferred B Shares at a rate greater than on Preferred A Shares and Common Shares and the Company may pay a dividend on Preferred A Shares at a rate greater than on Common Shares if such a dividend is paid in the context of a Deemed Liquidation to achieve a payment of the Deemed Liquidation Preference B Amount and Deemed Liquidation Preference A Amount as set out in Article 11.2. The dividends will be non-cumulative and, if voted but unpaid prior to liquidation, will be payable upon liquidation.

In case of a Deemed Liquidation, dividends on the Preferred A Shares and the Preferred B Shares will be payable respectively to the Preferred A Shareholders and the Preferred B Shareholders in accordance with Article 11.2.

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11.2	Deemed Liquidation Preferences

11.2.1	Unless otherwise resolved by a Qualified Majority (which resolution shall not constitute a waiver of the preference rights with regard to future Deemed Liquidations), a “Deemed Liquidation” shall mean (i) any payment of cash dividends, liquidation, capital reduction, other distribution, dissolution, reorganization, winding-up, bankruptcy of the Company or any comparable event, (ii) a Transfer of Shares (whether through a single transaction or a series of related transactions) resulting in a change of control of the Company, that is a Controlling Interest being owned by the acquiring person or entity as a result of the Transfer (including any Transfers pursuant to Articles 9.1, 10.1 and 11.2.3), provided that the acquiring person or entity is not an Affiliate of a Party, (iii) a Transfer of all or substantially all of the assets of the Company (or its Subsidiaries) or (iv) a merger or other disposal, spin-off, reorganization or restructuring (whether through a single transaction or a series of related transactions) that results in a change of control of the Company. In the event of a Deemed Liquidation, subject to any creditor’s rights under mandatory applicable law, the Preferred B Shareholders shall be entitled to receive in preference to the Preferred A Shareholders and the Common Shareholders, the amount paid by such Preferred B Shareholders to the Company as nominal value, share premium or other related cash contribution (including for the avoidance of doubt any contribution into the reserves of the Company) per Preferred B Share, plus any voted and unpaid dividends (the “Deemed Liquidation Preference B Amount”), before any net assets or funds be distributed to the Preferred A Shareholders and the Common Shareholders. If the Deemed Liquidation proceeds are insufficient to satisfy the Deemed Liquidation Preference B Amount, the available proceeds shall be distributed among the Preferred B Shareholders on a pro rata basis of their ownership of Preferred B Shares as a percentage of the aggregate number of then outstanding Preferred B Shares. Subject to any creditor’s rights under mandatory applicable law, the Preferred A Shareholders shall be entitled to receive in preference to the Common Shareholders, the amount paid by such Preferred A Shareholders to the Company as nominal value, share premium or other related cash contribution (including for the avoidance of doubt any contribution into the reserves of the Company and any partial further contributions or further contributions within the meaning of the Series A Investment Agreement dated 28 August 2013) per Preferred A Share, plus any voted and unpaid dividends (the “Deemed Liquidation Preference A Amount”), before any net assets or funds be distributed to the Common Shareholders. If the Deemed Liquidation proceeds after full payment of the Deemed Liquidation Preference B Amount are insufficient to satisfy the Deemed Liquidation Preference A Amount, the available proceeds shall be distributed among the Preferred A Shareholders on a pro rata basis of their ownership of Preferred A Shares as a percentage of the aggregate number of then outstanding Preferred A Shares.

11.2.2	Any remaining proceeds after payment of the Deemed Liquidation Preference B Amount and the Deemed Liquidation Preference A Amout shall be distributed amongst all Shareholders pro rata to their holding in Shares, including, for the avoidance of doubt, Preferred B Shares and Preferred A Shares (and taking into account any stock splits, combinations and/or anti-dilution adjustments). Subject to the terms and conditions of this

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Agreement, all Shareholders agree to split between themselves any proceeds of a Deemed Liquidation in accordance with the provisions in this Article.

11.2.3	In case of a Transfer of Shares resulting in a Transfer of a Controlling Interest, the provisions on the liquidation preference with respect to sale proceeds shall apply pro rata to the number of Shares sold.

11.2.4	For the avoidance of doubt, in the event of an Initial Public Offering (irrespective of its nature and even if it results in a change of control of the Company) or in the event of a restructuring of the Company required prior to and for the purpose of an Initial Public Offering, any such Deemed Liquidation preference shall lapse and the Preferred Shares shall automatically be converted into Common Shares in accordance with Article 12.2 below. For the purpose of this Article, an Initial Public Offering and any restructuring of the Company required prior to and for the purpose of an Initial Public Offering shall not be considered a Deemed Liquidation as defined under Article 11.2.1.

11.2.5	Relationship to right of first refusal. In the event of a Deemed Liquidation supported by a Qualified A Majority and a Qualified B majority, the Shareholders shall have no right of first refusal pursuant to Article 8 nor, with regard to any Transfer for that purpose, transfer restrictions as set out in Article 6.1.

12	CONVERSION

The Shareholders shall exercise all voting and other power of control available to them directly and indirectly in relation to the Company so as to procure that:

12.1	Conversion Rights. Each Preferred Shareholder shall have the right at any time to request that all or some of its Preferred Shares be converted into Common Shares at the rate set out in Article 12.3.

12.2	Mandatory Conversion of Preferred Shares. The Preferred Shares shall automatically be converted into Common Shares at the rate set out in Article 12.3 upon (i) an affirmative vote of a Qualified Majority or (ii) an Initial Public Offering approved by a Qualified Majority.

12.3	Preferred Shares Conversion Rate. The number of fully paid Common Shares into which the Preferred Shares shall be converted will be equal to a ratio of 1 Common Share for 1 Preferred Share subject to stock splits, combinations and alike.

12.4	Manner of Conversion. Conversion shall be effected in such a manner as the Board of Directors shall, subject to the provisions of the CO, from time to time determine.

12.5	Ranking of Common Shares Resulting from Conversion. The Common Shares arising on conversion shall rank pari passu in all respects with the Common Shares then in issue and shall entitle the holders thereof to all dividends declared or paid after the conversion date on the Common Shares.

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13	PREFERRED SHAREHOLDERS’ ANTI-DILUTION

13.1	Except for new Shares issued pursuant to Article 2 of the Investment Agreement and Article 15 of this Agreement, if the Company increases subsequently its share capital and issues new Shares to the existing Shareholders or to third parties, for a subscription price lower than the Average Subscription Price A (a “Down-Round A”), the Shareholders, upon election of a Qualified A Majority, undertake to cause the Company to issue to each Preferred A Shareholder for a subscription price per share of CHF 1.-, a number of Preferred A Shares computed according to the following formula (“Anti-Dilution Shares A”):

{[(A - B)*C] / (B - CHF 1)}* (D / E)

Whereas:

A means the Average Subscription Price A paid by the relevant Preferred A Shareholder immediately before the contemplated dilutive share capital increase.

B means the lower subscription price per share offered in the contemplated dilutive share capital increase.

C means the aggregate number of Preferred A Shares subscribed by the relevant Preferred A Shareholder (including any Anti-Dilution Shares A) immediately before the contemplated dilutive share capital increase.

D means the number of new Shares issued for B (lower subscription price) or E, whichever is lower.

E means the aggregate number of Preferred A Shares subscribed by the Preferred A Shareholder (including any Anti-Dilution Shares A) immediately before the contemplated dilutive share capital increase.

13.2	Article 13.1 shall apply to each subsequent share capital increase. If the number of Anti-Dilution Shares A is not a round number (ex : 4,7 Anti-Dilution Shares A), it is rounded downward (ex : 4 Anti-Dilution Shares A).

13.3	For the avoidance of doubt, upon issuance of Anti-Dilution Shares A to any Preferred A Shareholder, the liquidation preference attached to the Anti-Dilution Shares A and all Preferred A Shares held by such Preferred A Shareholder shall be reduced to an amount equal to the Average Subscription Price A.

13.4	In the event where a Preferred A Shareholder has been indemnified by the Company under Article 22 of this Agreement, the amount so received by the Preferred A Shareholder shall be taken into consideration to compute the relevant Average Subscription Price A in as much as its computation would cause a double indemnification of the Preferred A Shareholder.

13.5	Should the formula not be workable for any reason whatsoever, the Parties undertake to achieve the same results by different means.

13.6	Except for new Shares issued pursuant to Article 2 of the Investment Agreement and Article 15 of this Agreement, if the Company increases subsequently its share capital and issues new Shares to the existing Shareholders or to third parties, for a subscription price lower than the Average Subscription Price B (a “Down-Round B”), the Shareholders, upon election of a Qualified B Majority, undertake to cause the Company to issue to each Preferred B Shareholder for a subscription price per share of CHF 1.-, a number of Preferred B Shares computed according to the following formula (“Anti-Dilution Shares B”):

{[(A - B)*C] / (B - CHF 1)}* (D / E)

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Whereas:

A means the Average Subscription Price B paid by the relevant Preferred B Shareholder immediately before the contemplated dilutive share capital increase.

B means the lower subscription price per share offered in the contemplated dilutive share capital increase.

C means the aggregate number of Preferred B Shares subscribed by the relevant Preferred B Shareholder (including any Anti-Dilution Shares B) immediately before the contemplated dilutive share capital increase.

D means the number of new Shares issued for B (lower subscription price) or E, whichever is lower.

E means the aggregate number of Preferred B Shares subscribed by the Preferred B Shareholder (including any Anti-Dilution Shares B) immediately before the contemplated dilutive share capital increase.

13.7	Article 13.6 shall apply to each subsequent share capital increase. If the number of Anti-Dilution Shares B is not a round number (ex : 4,7 Anti-Dilution Shares B), it is rounded downward (ex : 4 Anti-Dilution Shares B).

13.8	For the avoidance of doubt, upon issuance of Anti-Dilution Shares B to any Preferred B Shareholder, the liquidation preference attached to the Anti-Dilution Shares B and all Preferred B Shares held by such Preferred B Shareholder shall be reduced to an amount equal to the Average Subscription Price B.

13.9	In the event where a Preferred B Shareholder has been indemnified by the Company under Article 22 of this Agreement, the amount so received by the Preferred B Shareholder shall be taken into consideration to compute the relevant Average Subscription Price B in as much as its computation would cause a double indemnification of the Preferred B Shareholder.

13.10	Should the formula not be workable for any reason whatsoever, the Parties undertake to achieve the same results by different means.

14	MR. ERNEST LOUMAYE’S ANTI-DILUTION

14.1	Except for new Shares issued pursuant to Article 2 of the Investment Agreement and Article 15 of this Agreement, if the Company increases subsequently its share capital and issues new Shares to the existing Shareholders or to third parties which results in diluting Mr. Ernest Loumaye’ shareholding below 10% of the fully diluted share capital of the Company (taking into account as shareholdings of Mr. Ernest Loumaye the Common Shares and options or conversion rights/NVS he holds at such time, but not the Preferred Shares), then Mr. Ernest Loumaye shall be entitled to subscribe and acquire from the Company at nominal value a number of Common Shares allowing Mr. Ernest Loumaye to maintain a shareholding of 10% of the fully diluted share capital of the Company (taking into account as shareholdings of Mr. Ernest Loumaye the Common Shares and options or conversion rights/NVS he holds at such time, but not the Preferred Shares), subject to the following terms and conditions:

(a)	Any Common Shares, options or conversion rights/NVS held by Mr. Ernest Loumaye at any time and sold or otherwise disposed of by him afterwards shall be deemed to still be held by Mr. Ernest Loumaye for purposes of determining whether he dropped below the 10% threshold.

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(b)	This anti-dilution right shall apply only in case of and with regard to the dilution by a positive scenario issuance (“Positive Issuance”), but not in and with regard to a Down-Round B.

(c)	This anti-dilution right shall apply only for the first thirty million Swiss francs (CHF 30’000’000.—) to be raised by the Company after the Series B Financing under any private round of investment, including cross-over and mezzanine financing rounds. For the avoidance of doubt, the anti-dilution right shall not apply to and shall terminate upon occurrence of an IPO or a merger with a public company.

(d)	A Positive Issuance shall mean any arm’s length issuance of equity or equity-linked securities for cash or conversion against a loan or other cash claim at the same or at a higher price than the highest price paid for Shares with the same nominal value by investors.

(e)	In the event of a Down-Round B followed by a subsequent Positive Issuance, the anti-dilution right shall (i) only apply if the subsequent Positive Issuance is at a price that is higher than the per share Preferred B Share issuance price and (ii) entitle Mr. Ernest Loumaye to subscribe and acquire from the Company at nominal value such number of Common Shares allowing Mr. Ernest Loumaye to maintain a shareholding of 8% of the fully diluted share capital of the Company (taking into account as shareholdings of Mr. Ernest Loumaye the Common Shares and options or conversion rights/NVS he holds at such time, but not the Preferred Shares).

(f)	If this anti-dilution right is triggered by contingent issuance of securities (e.g. by the grant of option or conversion rights or other equity-linked securities), Mr. Ernest Loumaye’s right to acquire additional Shares in accordance with this provision cannot be exercised as long as such contingent right has not lapsed or is being exercised or monetized in an exit transaction (e.g. by a sale of such rights to a buyer of the Company).

(g)	This anti-dilution right shall lapse without further effect in any of the following cases (except if otherwise resolved or extended by the Board of Directors and a Qualified Majority that shall not include Mr. Ernest Loumaye):

•	If the Company has to file for bankruptcy or receivership, enters a creditor moratorium, has to be re-financed or otherwise financially restructured;

•	If Mr. Ernest Loumaye’s employment or function as at least 80%-CEO of the Company ends or

•	if Mr. Ernest Loumaye is in material breach of any of his obligations as a Shareholder, member of the Board of Directors or employee of the Company.

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(h)	The rights of Mr. Ernest Loumaye set out hereunder and their exercise or execution are strictly personal and not transferrable by sale, heritage or otherwise.

15	EQUITY INCENTIVE PLAN

15.1	The board of directors shall be authorized, at any time until November 19, 2017 to increase the non-voting share capital by a maximum amount of CHF 84,384 through the issuance of a maximum of 84,384 fully paid registered non-voting shares (the “Non-Voting Shares”, or “NVS”) with a nominal value of CHF 1 each in the meaning of Articles 651 et seq. CO, in favor of consultants, directors, advisors or employees (each a “Beneficiary”) in accordance with the equity incentive plan established by the Company. Such equity instruments, including the 58’270 Non-Voting Shares already issued, shall represent 8% of the share capital of the Company based on a fully diluted basis post-Series B Financing.

15.2	The equity incentive plan established by the Company in particular provides that each vested equity instrument may only be disposed in connection with a Deemed Liquidation or an Initial Public Offering. Equity instruments consist of Non-Voting Shares of the Company that the Company proposes to the Beneficiaries for acquisition. Non-Voting Shares granted to Beneficiaries are subject to a four-year vesting schedule with a one-year cliff whereby 25% of the Non-Voting Shares granted vest on the first anniversary of such Non-Voting Shares’ grant and the remainder vest monthly over the remaining three years following the first anniversary of the grant of Non-Voting Shares (1/36th vesting per month).

15.3	If an employee is dismissed for Cause by the Company or if Ernest Loumaye breaches Article 17 or in the case set out in Article 20.1 (b) or (d), all unvested Non-Voting Shares shall be repurchased by the Company at a unit price equal to the par value of the Company’s Shares, and the Company shall have the option to repurchase all vested Non-Voting Shares at a unit price equal to the par value of the Company’s Shares, unless otherwise agreed by all the Preferred Shareholders.

15.4	If an employee leaves the Company for Cause, all unvested Non-Voting Shares shall be repurchased by the Company at a unit price equal to the par value of the Company’s Shares, and the Company shall have the option to repurchase all vested Non-Voting Shares at a unit price equal to the Market Value of a Company’s Share.

15.5	If an employee:

(a)	leaves the Company for death, Invalidity or retirement at age 65,

(b)	leaves the Company without Cause, or

(c)	is dismissed without Cause by the Company,

all unvested Non-Voting Shares shall be repurchased by the Company at a unit price equal to the par value of the Company’s Shares and all vested Non-Voting Shares are definitely acquired by the employee according to the equity incentive plan.

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15.6	If a Beneficiary’s agreement terminates for whatever reason all unvested Non-Voting Shares shall be repurchased by the Company and all vested Non-Voting Shares are definitely acquired by the Beneficiary according to the equity incentive plan, except in case of termination by the Company for Cause or material breach of the Beneficiary’s contractual obligations, in which case the Company shall have the option to repurchase all vested Non-Voting Shares at a unit price equal to the par value of the Company’s Shares, unless otherwise agreed by all the Preferred Shareholders.

15.7	Depending on the performance by Ernest Loumaye in building substantial value in the Company, the Board of Directors may decide in connection with subsequent equity incentive plans to allocate Ernest Loumaye new options, Shares or Non-Voting Shares, in order for him to hold on to a meaningful portion of the Shares in the Company.

15.8	Non-Voting Shares have the same financial rights than those attached to the Common Shares.

16	INITIAL PUBLIC OFFERING

16.1	If so requested by a by a Qualified A Majority and a Qualified B majority, the Company and the Shareholders shall attempt to have all or part of the Shares offered to the public by way of an Initial Public Offering.

16.2	In the event of an Initial Public Offering, all Shareholders shall be treated equally, subject to applicable law and any regulatory requirements.

16.3	In view of an ordinary exit and upon an Initial Public Offering, all Shareholders agree to be bound by regulatory stock exchange lock-up restrictions applicable or standard in connection with the Initial Public Offering and shall execute standard agreements and undertakings in this respect. Each Shareholder shall be released pro rata from any such lock-up if any other Shareholder is released from his lock-up.

16.4	In the event that an Initial Public Offering requires the restructuring of the Company (e.g. a transfer of the Shares to a foreign holding company), the Shareholders shall, and shall procure that the Directors shall, exercise all voting power and other power of control available to them directly or indirectly in relation to the Company to do such acts and actions and to make such declarations as required to effect such restructuring to the extent that such acts, actions and declarations shall not result in unreasonable tax burden for the Company and/or any of the Shareholders.

16.5	Upon the occurrence of an Initial Public Offering, the restrictions on Transfer of Shares contained in Article 6, the right of first refusal contained in Article 8, the drag-along and tag-along rights contained in Articles 9 and 10 shall not apply. In addition, as provided for in Article 7.1, all Shareholders waive and agree to waive all pre-emptive rights (droit de souscription préférentiel) with respect to any issuance of Shares in connection with an Initial Public Offering.

16.6	The Common Shares and shares issuable on conversion of the Preferred Shares will be entitled, if applicable, to standard demand registration rights, Form S-3 registration rights and piggyback rights. The Company shall pay all registration expenses for demand, piggyback and S-3 registrations, as applicable.

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17	NON-COMPETE

17.1	Ernest Loumaye hereby undertakes as a separate and independent undertaking that he shall, (i) as long as he is an employee of the Company and (ii) for a period of 12 (twelve) months after termination of the employment relationship by the Company for Cause or, if longer, for the duration of a garden leave arrangement as and if provided in his employment agreement with the Company (the “Garden Leave Arrangement”), neither directly nor indirectly:

(a)	(i) solicit, induce or attempt to induce any person who is an employee of the Company to leave the employ of the Company or to engage in any business that competes directly with the Company (such notion to be understood for the purposes of this Article as the field of obstetrics (the “Competitive Field”)); or (ii) hire or assist in hiring any person who is an employee of the Company to become an employee of a company that he controls or to work for any business in the Competitive Field; or (iii) interfere with or entice away any person who is or has been a customer or partner of the Company; or (iv) in any way interfere with the relationships between the Company and its employees, suppliers, customers, business partners and/or consultants;

(b)	carry out directly or indirectly any activity or be engaged, concerned or interested or accept any employment or become (other than as set out in (c) below) an investor or shareholder, adviser, consultant, agent for or a board member of a company, entity or other business in the Competitive Field;

(c)	make or administrate investments in listed securities of entities in the Competitive Field exceeding 5 (five) percent of the outstanding securities;

(d)	take or file for any Patents or trademarks in the Competitive Field;

(e)	become an adviser or an executive board member in a non-competing company if such commitment exceeds 15 (fifteen) days a year, except with the prior approval of a majority of the Preferred Shareholders.

17.2	The prohibition to compete shall apply in the United States, the European Union, Switzerland and other European countries, Japan, China, Korea, India, as well as other countries in which the Company is active or intends to be active in the near future at the time of termination of the employment relationship.

17.3	In the event of Article 17.1 (ii) above in connection with a Garden Leave Arrangement (if any), Article 17 shall only apply in the event that the Company pays the employee the salary (including bonuses and fringe benefits), respectively the fees, to which he is entitled for the duration of such Garden Leave Arrangement.

17.4	In case of breach of this undertaking and in addition to any remedy that may be contained in this Agreement or in an employment or consultancy agreement, the Preferred Shareholders shall have the Call Option set out in Article 20.1. In addition, Ernest Loumaye shall have to compensate the Company for any further damages and financial losses directly or indirectly arising out of or relating to such breach, and shall lose any right to be compensated under the Garden Leave Arrangement, if any.

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17.5	The remedies provided for in this Article shall not release Ernest Loumaye from his obligations not to compete and not to solicit as provided in this Article.

17.6	The Board of Directors including at least the consent of two Directors designated according to Article 5.2.2 (b) and one Director designated according to Article 5.2.2 (c) shall have the right to waive or reduce the prohibition to compete in this Article with respect to Ernest Loumaye, bearing in mind that Mr. Ernest Loumaye should abstain from voting in connection with a resolution regarding his own prohibition to compete.

17.7	The terms of this Article 17 have been agreed by the Parties irrespective of any employment relationship and are basis and part of the mutual consideration, rights and obligations granted and accepted in connection with the investments in the Company.

18	INTELLECTUAL PROPERTY

18.1	Any inventions, patents, trademarks, designs, copyrights or know-how or Intellectual Property ensuing from the work performed by Ernest Loumaye or owned by Ernest Loumaye and related to the business of the Company, during or within one year after termination of their employment are herewith assigned to the Company without additional compensation. Ernest Loumaye shall provide the Company with all support reasonably requested in connection with any registration or use of such assigned rights.

19	BAD LEAVER / GOOD LEAVER

19.1	Termination for Cause.

19.1.1	If the employment agreement of Ernest Loumaye is terminated for Cause by the Company and such Cause results in a material damage to the Company, the remaining Preferred Shareholders have a right to acquire (the “Call Option”) all of his Shares (including NVS) in the Company at nominal value, unless otherwise agreed by all the Preferred Shareholders.

19.1.2	If Ernest Loumaye terminates his employment agreement for Cause within a period of three (3) years as from the Closing, the remaining Preferred Shareholders shall have a Call Option on all Shares (including NVS) held by Ernest Loumaye at Market Value.

Ernest Loumaye’s downgrading to the position of chief medical officer (CMO), chief business officer (CBO), chief scientific officer (CSO), chief operational officer (COO) or chief development officer (CDO), provided that the other employment conditions remain the same, shall not constitute a case of termination for Cause as per this Article 19.1.2. Should Ernest Loumaye then leave the Company, Article 19.2.1 shall apply.

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19.2	Termination without Cause.

19.2.1	Subject to Article 19.2.2, the following rules apply if Ernest Loumaye terminates his employment without Cause (except if Ernest Loumaye leaves in case of retirement at age 65, in which cases he is entitled to keep his Shares (including NVS)):

(a)	within a period of three (3) years as from the Closing: Article 19.1.1 shall apply;

(b)	after a period of three (3) years as from the Closing: he may retain all his Shares and all his vested NVS;

(c)	For letter (b) above: all vested NVS are definitely acquired by Ernest Loumaye and all unvested NVS shall be repurchased by the Company at a unit price equal to the par value of the Company’s Shares.

19.2.2	In the event of a termination triggered by Ernest Loumaye’s death or Invalidity the Preferred Shareholders shall have a Call Option on all Shares (including vested NVS) held by Ernest Loumaye, respectively his estate, at Market Value. Vested NVS are definitely acquired by Ernest Loumaye, respectively his estate, and all unvested NVS shall be repurchased by the Company at a unit price equal to the par value of the Company’s Shares.

19.2.3	If the Company terminates the employment agreement of Ernest Loumaye without Cause he may retain all his Shares and vested NVS are definitely acquired by Ernest Loumaye. All unvested NVS shall be repurchased by the Company at a unit price equal to the par value of the Company’s Shares.

19.3	The “Market Value” of the relevant Shares shall be determined as follows: The Preferred Shareholders shall make a proposal of the fair market value of the relevant Shares to Ernest Loumaye. Should the latter not agree on the market value proposed by the Preferred Shareholders, Ernest Loumaye may request in writing to the Preferred Shareholders within 20 (twenty) Business Days that an expert (the “Appraiser”) determine such market value. Should Ernest Loumaye fail to make such request within the deadline, the market value proposed by the Preferred Shareholders shall be deemed to be accepted by Ernest Loumaye. The Appraiser shall be appointed by mutual agreement between the Preferred Shareholders and Ernest Loumaye within 5 (five) Business Days following receipt of such request. Should both Parties not find an agreement within such deadline, either of them may request from the Chairman of the Geneva Chamber of Commerce, Industry and Services to appoint such Appraiser who shall be chosen among partners of the audit department of an internationally recognized auditing firm in Switzerland to establish independently the market value of the Company.

In so doing, the Appraiser shall act as an expert (Schiedsgutachter), and not as an arbitrator, and his determination of any subject matter falling within the scope of his mandate shall be final and binding on the Parties, except in the event of manifest error on the part of the Appraiser, as a consequence of which the relevant part of his determination shall be void and the matter be remitted to the Appraiser for correction. The Appraiser shall within 20 (twenty) Business Days of receipt of the notice of its appointment or such other period as the expert reasonably determines deliver the determination of the market value of the Company.

The costs and expenses related to the Appraiser and his appointment shall be borne by the Company.

19.4	In case several Preferred Shareholders decide to exercise their Call Option, each Preferred Shareholder shall have a right to purchase the Shares of Ernest Loumaye pro rata their preferred shareholding.

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20	CALL OPTION

20.1	If:

(a)	Ernest Loumaye breaches Article 17;

(b)	A Shareholder breaches materially this Agreement, provided that such breach has not been remedied for 30 (thirty) Business Days after notification by the other Shareholders to the breaching Shareholder that such breach has occurred;

(c)	A Shareholder becomes insolvent, bankrupt or petitions or applies to any court, tribunal or other authority for creditor protection or for the appointment of, or there shall otherwise be appointed a liquidator, trustee or other similar officer; or

(d)	A Shareholder is found by a court to have committed a criminal act against the interests of another Shareholder, of the Company or of any of its subsidiaries,

the Preferred Shareholders have the right to acquire the Shares of such Shareholder (the “Call Option”) at the lower of the nominal value and the Market Value, unless otherwise agreed by all the Preferred Shareholders. In case several Preferred Shareholders decide to exercise their Call Option, each Preferred Shareholder shall have a right to purchase the Shares of the relevant Shareholder pro rata their preferred shareholding.

21	NEW SHAREHOLDER

Except as otherwise decided by a Qualified Majority for specific individuals such as scientific advisors, the Shareholders shall cause any person acquiring any Share in accordance with the terms hereof, or being issued Shares, to sign this Agreement or an adapted version of it, or a deed of accession in substantially the form and substance as set forth in Exhibit 3, and to become a new Party to this Agreement or such an adapted version of it and to be subject to all its terms and conditions, as well as, if and where applicable, to all terms and conditions of the Investment Agreement.

22	REPRESENTATIONS AND WARRANTIES

22.1	Ernest Loumaye and the Company, acting jointly and severally, give the representations and warranties set out in Exhibit 4 as of the date hereof and as of the Closing Date. The Warrantors do not make, and the Parties expressly exclude, any representations or warranties other than those in Exhibit 4. Each of the representations and warranties shall be independent and shall not be limited by reference to any other representations or warranties.

22.2	Each of the Preferred A Shareholders severally and not jointly with any other Preferred A Shareholder gives the representations and warranties set out in Article 1 and 10.2 of Exhibit 4. André Chollet and Ernest Loumaye give the representations and warranties set out in Article 10.3 of Exhibit 4.

22.3

Subject to Article 22.8, the Warrantors hereby agree and undertake to pay by way of indemnification and to indemnify fully, hold harmless and defend the Series B Investors and their Affiliates, directors, officers, employees, agents, representatives, successors and assigns (the “Indemnified

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Persons”), from and against any and all claims and/or liabilities, damages, penalties, judgments, assessments, losses, costs and expenses (including, but not limited to, reasonable attorney’s fees) arising out of, relating to, or based upon such inaccuracy or breach of any representation or warranty contained in this Agreement.

22.4	Claims for indemnification under Article 22.3 may be made by the Indemnified Persons at any time until 12 (twelve) months after the Closing Date by giving written notice to the Warrantors. It is expressly agreed that any provisions of all applicable laws providing for immediate notice of defect or (potential) claims for indemnification (such as article 201 CO) are not applicable to any claim by an Indemnified Person under this Article.

22.5	Each Indemnified Person shall be entitled to set-off any amount payable by the Warrantors under this Article against any amount payable by such Indemnified Person to the Warrantors.

22.6	The relevant Shareholder shall have conduct of all litigations in respect of all claims by a third party which might give rise to a claim for indemnification under this Article. However, such Shareholder shall not be able to settle, compromise, consent or withdraw in connection with any proceeding without the prior written consent of the Series B Investors.

22.7	All sums payable by the Warrantors under this Agreement to an Indemnified Person shall be paid free and clear of all deductions or withholdings except as may be required by law. If any deduction or withholding is required by law to be made to any payment by Ernest Loumaye, the Indemnified Persons shall, at the same time as the sum, which is the subject to the deduction or withholding, is payable under this Agreement, be paid such additional amount as shall be required to ensure that the net amount received by the Indemnified Person under this Agreement will equal the full amount which would have been received by it had no such deduction or withholding been required to be made.

22.8	Any obligation to pay under this Article shall be capped for Ernest Loumaye to one time his aggregate yearly salaries (including any gratuities, bonuses, options, premiums or other extra payments, etc.) paid pursuant to his employment agreement.

22.9	In compliance with mandatory provisions of Swiss law limiting the distribution of the Company’s assets to shareholders (notably articles 680 CO and 671 al. 3 CO), the Company’s liability under Article 22 is limited to the maximum amount of the Company’s profits and reserves available for distribution, in accordance with, without limitation, Articles 671 (1) to (3) and 675 (2) CO at the time the Company makes a payment under this Article 22 (provided that this is still a requirement under applicable law at that time).

23	CONFIDENTIALITY

23.1

Other than to the extent necessary to perform this Agreement or as required by law, or as required by such Party’s organizational or fund documents, or for purposes of customary due diligence purposes (subject to appropriate confidentiality and non-use obligations) each Party agrees at all times to keep in strictest confidence the subject matter of this Agreement, all information relating to or acquired from the other Parties in connection with the performance of this Agreement, any agreements

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provided for the performance of this Agreement and any agreements provided for herein, including any information regarding the business and affairs of the Company, except for the fact that the Series B Investors invested in the Company.

23.2	The Lead Series B Investors will define together with the Company the contents and timing of a press release announcing completion of the Series B Financing, subject to final approval of the Series B Investors. There will be no other press release, unless the Series B Investors wish to make independent press releases in which case it shall be authorized to proceed subject to the prior approval of both the Series B Investors and the Company.

24	MISCELLANEOUS

24.1	Term and Termination. This Agreement shall have a fixed term through November 19, 2025. Thereafter it may be terminated by any Shareholder with six months prior written notice to all other Shareholders by the end of June or the end of December of each calendar year. This Agreement may be terminated by a written agreement between all Parties to this Agreement. It shall also terminate automatically upon an Initial Public Offering or on any Party becoming the owner of 100% of the Shares. Articles 16, 17, 20, 22 and 23 shall survive termination of this Agreement.

24.2	Expenses. Except as provided hereunder and in the Investment Agreement, each Party shall pay its own costs and expenses (including, but not limited to, all legal, accounting and advisory fees), as well as any taxes or other charges which might become due in connection with, this Agreement, any agreements provided for the performance of this Agreement or any agreements provided for herein and the transactions contemplated hereby and thereby. The costs associated with the share capital increases (notary fees, stamp duty tax, registration fees, etc.) shall be borne by the Company.

24.3	Amendment. This Agreement may be amended by a written instrument signed by a Qualified Majority with effect for all Parties provided always that such amendments do not increase, or reduce or amend the rights or obligations of any individual Shareholder or group of Shareholders compared to other Shareholders/groups of Shareholders and do not eliminate any vested payment claims nor impose any additional payment obligations and provided that the rights of the Shareholders will not be reduced in relation to Article 9 (Drag-Along Right).

24.4	Entire Agreement. This Agreement and the Investment Agreement contain all of the terms and conditions agreed upon by the Parties relating to the subject matter of this Agreement and the Investment Agreement and supersede all prior agreements, negotiations, correspondence, undertakings and communications of the Parties, whether oral or written, with respect to such subject matter, in particular the Shareholders Agreement executed on August 28, 2013 between Mr. Ernest Loumaye, Mr. André Chollet, Sofinnova Partners, Sofinnova Ventures, Novo, Ares Trading and the Company.

24.5	Notices. Any notice or other communication made in connection with this Agreement shall be in writing and shall be mailed by certified mail, as an attachment to an email or by telefax with a same day copy by certified mail addressed to the addresses set forth at the beginning of this Agreement. All notices shall be in writing and in the English language.

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Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Article. In the event that notification has to be made within a certain period of time, the concerned Party should have complied with such requirement if it has mailed, transmitted or initiated delivery procedure at the last day of such period.

24.6	Severability. If any provision of this Agreement is held to be unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to this Agreement to the fullest extent possible. In any event, all other provisions of this Agreement shall remain valid and enforceable to the fullest extent possible.

24.7	No Waiver. The failure of any of the Parties to enforce any of the provisions of this Agreement or any rights with respect thereto shall in no way be considered as a waiver of such provisions or rights or in any way affect the validity of this Agreement. The waiver of any breach of this Agreement by any Party shall not operate to be construed as a waiver of any other prior or subsequent breach.

24.8	Binding on Successors. All of the terms, provisions and conditions of this Agreement shall be binding upon to the benefit of the Parties hereto and their respective successors, assigns and legal representatives.

24.9	Non-Assignability. Except as specifically provided for in this Agreement, no Party may assign or transfer, in whole or in part, or delegate all or any portion of its respective rights or obligations under this Agreement without the prior written consent of the Preferred Shareholders. Any assignment, transfer or delegation made without such consent shall be null and void.

24.10	No Third Party Beneficiaries. This Agreement does not create, and shall not be construed as creating, any rights enforceable by any person not a Party to this Agreement.

24.11	Further Actions. At any time and from time to time each Party agrees, at its expenses, to take such actions and to execute and deliver such documents as may be reasonably necessary to fully perform this Agreement.

25	GOVERNING LAW AND JURISDICTION

25.1	This Agreement and the transactions contemplated hereby shall be governed, interpreted and construed by, under and pursuant to Swiss law, to the exclusion of any conflict of law rules.

25.2	Any dispute, controversy or claim arising out of or in connection with this Agreement, including its conclusion, validity, binding effect, amendment, breach, termination or rescission shall be resolved by arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Chambers of commerce in force on the date when the Notice of Arbitration is submitted in accordance with these Rules. The number of arbitrators shall be three. The seat of the arbitration shall be Geneva and the arbitral proceedings shall be conducted in English; provided that evidence may be submitted to the arbitral tribunal in German and French without translation into English.

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IN WITNESS WHEREOF, the Parties hereto have duly executed this Shareholders’ Agreement in 11 originals on November 19, 2015.

Mr. Ernest Loumaye:

/s/ Ernest Loumaye

FUND SOFINNOVA CAPITAL VII (SCVII):

By: Sofinnova Partners SAS
its General Partner

By	/s/ Rafaele Tordjman
	Name:	Rafaele Tordjman Managing Partner

SOFINNOVA VENTURE PARTNERS VIII, L.P.

By: Sofinnova Management VIII, L.L.C.
its General Partner

By	/s/ James Healey
James Healy, Managing Member

NOVO A/S:

/s/ Bjarne Graven Larsen
Name:	Bjarne Graven Larsen, CFO

/s/ Elvind Kolding
Name:	Elvind Kolding, CEO

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ARES TRADING SA:

/s/ Cedric Hyde
Name:	Cedric Hyde
Authorized Representative

/s/ James Singleton
Name:	James Singleton
Authorized Representative

HBM Healthcare Investments (Cayman) Ltd.:

/s/ Jean Marc LeSieur
Name:	Jean Marc LeSieur
Director

New Enterprise Associates 15, L.P.:

By: NEA Partners 15, L.P.

By: NEA 15 GP, L.L.C.

By	/s/ Louis Citron
Louis Citron, Chief Legal Officer

\OrbiMed Private Investments V, LP:

By: OrbiMed Capital GP V LLC,
its General Partner

By: OrbiMed Advisors LLC,
its Managing Member

By	/s/ Jonathan Silverstein
	Name and Title:	Jonathan Silverstein, Member

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ROCK SPRINGS CAPITAL MASTER FUNDS, L.P.

By: Rock Springs GP, L.L.C.
its General Partner

By	/s/ Graham McPhail
Graham McPhail,
Managing Director

Mr. André CHOLLET:

/s/ André Chollet

OBSEVA SA

/s/ Ernest Loumaye
Name: Ernest Loumaye

/s/ Fabien De Ladonchamps
Name:	Fabien De Ladonchamps

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EXHIBITS TO THE

SHAREHOLDERS AGREEMENT

1.	Articles of Incorporation

2.	Organizational Regulations

3.	Form of Deed of Accession

4.	Representations and Warranties

5.	ERISA Letter

6.	PFIC Annual Information Statement

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